SEC Mail Processing

MAR 02 2022

Washington, DC

22004032

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67293

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bridgewater James Limited, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 Bayview Avenue
(No. and Street)

Belvedere	CA	94920
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Bennington	415 602-7001	wbennington@bridgewaterjames.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road Ste. 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, William Bennington, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bridgewater James Limited, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached

2/26/2022

Notary Public

Signature: William J Bennington

Title: Managing Member

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Marin

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 20 22 by William James Bennington, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

SEAN GRAGG
Notary Public - California
Marin County
Commission # 2376726
My Comm. Expires Sep 27, 2025

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Financial Statements together with
(Title or description of attached document)

Supporting Schedules and Auditor's
(Title or description of attached document continued)
Report December 31, 2021

Number of Pages _____ Document Date_________

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Bridgewater James Limited, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bridgewater James Limited, LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bridgewater James Limited, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bridgewater James Limited, LLC's management. Our responsibility is to express an opinion on Bridgewater James Limited, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bridgewater James Limited, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Requirement, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Reconciliations Pursuant to Rules 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Bridgewater James Limited, LLC's financial statements. The supplemental information is the responsibility of Bridgewater James Limited, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Bridgewater James Limited, LLC's auditor since 2019.
Walnut Creek, California
February 25, 2022

BRIDGEWATER JAMES LIMITED, LLC
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	77,915
Prepaid Expenses		15,454
Equipment, net		5,879
Total Assets	$	99,248
Liabilities and Member's Equity		
Accounts Payable	$	1,782
Member's Equity		97,466
Total Liabilities and Member's Equity	$	99,248

The accompanying notes are an integral part of these financial statements

BRIDGEWATER JAMES LIMITED, LLC
Statement of Operations
Year Ended December 31, 2021

Revenue	$	-
Expenses		
Professional Fees	$	44,472
Office Rent		30,645
Moving & Storage		6,025
Subscriptions & Publications		6,174
Telephone & Internet		4,668
Licenses		3,182
Depreciation		3,783
Other		3,355
Total Expenses & Net Loss	$	102,304

The accompanying notes are an integral part of these financial statements

BRIDGEWATER JAMES LIMITED, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2021

Member's Equity, Beginning of the Year	$	89,770
Capital Contributions		110,000
Net Loss		(102,304)
Member's Equity , End of Year	$	97,466

The accompanying notes are an integral part of these financial statements

BRIDGEWATER JAMES LIMITED, LLC
Statement of Cash Flows
Year Ended December 31, 2021

Net Loss	$	(102,304)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:		
Depreciation		3,783
Increase in Prepaid Expenses		(9,624)
Decrease in Accounts Payable		(1,564)
Total Adjustments		(7,405)
Net Cash Used in Operating Activities	$	(109,709)
Cash Flows From Investing Activities		
Purchase of Furniture & Equipment	$	(9,574)
Cash Flows From Financing Activities		
Capital Contributions	$	110,000
Net Decrease In Cash	$	(9,283)
Cash Beginning of Year	$	87,198
Cash End of Year	$	77,915

The accompanying notes are an integral part of these financial statements

1. Business and Summary of Significant Accounting Policies

Business

Bridgewater James Limited, LLC (the "Company") is a single member limited liability company managed by Mr. William J. Bennington. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides placement services to private investment funds.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

Equipment

Equipment includes furniture and office equipment recorded at cost of $18,428, net of accumulated depreciation of $12,549, or $5,879 net. Depreciation is computed on an accelerated basis using an estimated economic life of 3 years.

Revenue Recognition

Effective January 1, 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09. *Revenue from Contracts with Customers (Topic 606)*, as amended. The Company completed its implementation analysis, reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard.

The Company had evaluated the potential impacts of the new revenue recognition standards on its financial statements and has not identified any material change in the timing of revenue recognition. The adoption of the new guidance for revenue recognition did not result in any changes in the financial statements for the year ended December 31, 2021.

During 2021, the Company did not generate any revenue and did not have any contracts with customers.

Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $76,133 which was $71,133 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.02340 to 1.

3. Operating Losses and Capital Contributions

The Company has generated no revenues and has recurring losses from operations. The sole member is committed to contributing capital, as necessary, so that the Company can meet its financial obligations.

The sole member has currently evaluated the Company's ability to meet its obligations and has assessed that the Company will have sufficient cash to meet its obligations over the next year.

4. Financial Instruments not Carried at Fair Value

The carrying value of financial assets and liabilities approximate estimated fair value. The company's financial instruments are classified within the fair value hierarchy as follows:

Cash is carried at	Level 1

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: BRIDGEWATER JAMES LIMITED, LLC as of December 31, 2021

1. Total ownership equity from Statement of Financial Condition			$ 97466	3480
2. Deduct ownership equity not allowable for Net Capital				3490
3. Total ownership equity qualified for Net Capital			97466	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			97466	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 21333	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(21333)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			76133	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			76,133	3750

OMIT PENNIES

Notes:

Non-allowable assets:

Prepaid expenses	15,454
Equipment, net	5,879
Total	21,333

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: BRIDGEWATER JAMES LIMITED, LLC as of December 31, 2021

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$	119	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000	3758
13. Net capital requirement (greater of line 11 or 12)		5,000	3760
14. Excess net capital (line 10 less 13)		71,133	3770
15. Excess net capital at greater of (10% of line 19 or 120% of line 12)	$	70,133	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	1,782	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820			3830
19. Total Aggregate Indebtedness				$	1,782	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)					2.34	
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)					0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

BRIDGEWATER JAMES LIMITED, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2021

The Company does not claim an exemption under Rule 15c3-3(k) and therefore is not subject to the reserve requirements of Rule 15c3-3.

BRIDGEWATER JAMES LIMITED, LLC
Information Relating to the Possession
Or Control Requirements Under Rule15c3-3
December 31, 2021

The Company does not claim an exemption under Rule 15c3-3(k) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

SCHEDULE IV

BRIDGEWATER JAMES LIMITED, LLC
Reconciliations Pursuant to Rules 15c3-1 andI 5c3-3
December 31, 2021

1. Reconciliation of Computation of Net Capital to FOCUS Report Computation

				Aggregate			
		Net Capital	-	Indebtednes	-	Percentage	
Computation per respondent	$	81,749		$(3,834)		(4.69%)	
Computation per Schedule I		76,133	-	$1,782		2.34%	
Differences		$(5,616)		$ 5,616			

2. Reconciliation of Computation of Reserve Requirements to FOCUS Report Computations

The Company does not claim an exemption under Rule 15c3-3(k) and therefore is not subject to the reserve requirements of Rule 15c3-3.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Bridgewater James Limited, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bridgewater James Limited, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bridgewater James Limited, LLC did not claim an exemption from 17 C.F.R. §240.15c3-3: because the Company filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.F. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology platform services; private placement, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bridgewater James Limited, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bridgewater James Limited, LLC's claim to limiting its business activities to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology platform services; private placement, and that the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2022

Bridgewater James Limited, LLC

Exemption Report

Bridgewater James Limited, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was · prepared as required by 17 C.F.R. §240.17a-5(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and private placement and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bridgewater James Limited, LLC

I, William Bennington, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

William Bennington

Managing Member

Bridgewater James Limited, LLC

February 26,2022